Archer-Daniels-Midland Company

77 West Wacker Drive, Suite 4600

Chicago, IL 60601

September 18, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Archer-Daniels-Midland Company

Registration Statement on Form S-3

File No. 333-197958

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Archer-Daniels-Midland Company (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 11:00 a.m. Eastern Daylight Time on September 22, 2014, or as soon thereafter as possible.

In connection with this request, the Company acknowledges the following:

(1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ARCHER-DANIELS-MIDLAND COMPANY

By:	/s/ D. Cameron Findlay
Name:	D. Cameron Findlay
Title:	Senior Vice President, Secretary and General Counsel